UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 27)*

Information To Be Included In Statements Filed Pursuant To Rule 13d-1(a) and
Amendments Thereto Filed Pursuant To Rule 13d-2(a)

Alexander’s, Inc.

(Name of Issuer) Common Stock, par value $1.00 per share
(Title of Class of Securities) 014752109
(CUSIP Number) Mr. Steven Roth Interstate Properties 210 Route 4 East Paramus, New Jersey 07652 (201) 587-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to

William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

April 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 014752109		Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Interstate Properties 22-1858622
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 754,568
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 754,568
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408,636 (includes 1,654,068 shares held by Vornado Realty L.P.)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.2%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

_______________

1

Based upon 5,105,936 shares of Alexander’s, Inc. common stock outstanding on March 13, 2009, as reported by Alexanders, Inc. in its Notice of Annual Meeting and Proxy Statement for its 2009 Annual Meeting.

This Amendment No. 27 amends and supplements the Schedule 13D Statement originally filed by Interstate Properties (“Interstate”) on September 26, 1980 with respect to the Common Stock, par value $1.00 per share (the “Shares”), of Alexander’s, Inc., a Delaware corporation (the “Company”). The statement on Schedule 13D, as heretofore amended and supplemented and as amended and supplemented hereby, remains in full force and effect.

Item 2.	Identity and Background.

(a), (f) This Statement is being filed by Interstate Properties, a New Jersey general partnership (“Interstate” or the “Reporting Person”) of which the three general partners are Messrs. Steven Roth, David Mandelbaum and Russell B. Wight, Jr. Interstate owns approximately 3.5% of the outstanding common shares of beneficial ownership of Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”).

Item 3.	Source and Amount of Funds or Other Consideration.

On April 24, 2009, Interstate made a pro rata distribution to each of its general partners of an aggregate of 600,000 Shares. The general partners of Interstate are Mr. Steven Roth, Chairman of the Board and Chief Executive Officer of Vornado and Chairman of the Board and Chief Executive Officer of the Company, Mr. David Mandelbaum, Trustee of Vornado and a director of the Company, and Mr. Russell B. Wight, Jr., Trustee of Vornado and a director of the Company.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Interstate owns 754,568 Shares (14.8% of the 5,105,936 Shares reported by the Company as outstanding as of March 13, 2009 in its Notice of Annual Meeting and Proxy Statement for its 2009 Annual Meeting). Interstate has sole voting and dispositive power with respect to such Shares. While Interstate may be deemed to be a group with Vornado and Vornado Realty L.P. (the “Operating Partnership”) and thus to beneficially own all Shares held by Vornado and the Operating Partnership (1,654,068 Shares or 32.4%), Interstate does not have sole or shared voting or dispositive power with respect to such Shares. Including the Shares Vornado and the Operating Partnership beneficially own, Interstate would own 2,408,636 Shares (47.2%) of the outstanding Shares. In addition, Mr. Steven Roth, a general partner of Interstate and Chairman of the Board and Chief Executive Officer of the Company, beneficially owns 209,700 Shares (109,700 Shares directly and 100,000 Shares through grantor trusts of which he is the trustee, representing an aggregate beneficial ownership of 4.1%), as to which he has sole voting and dispositive power; Mr. Russell B. Wight, Jr., a general partner of Interstate and director of the Company, beneficially owns 219,700 Shares (210,000 directly, 2,000 by his children, 500 by his wife and 7,200 owned by the Wight Foundation, representing an aggregate beneficial ownership of 4.2%), as to which Mr. Wight holds sole or shared voting and dispositive power; and David Mandelbaum, a general partner of Interstate and director of the Company, beneficially owns 207,737 Shares (representing beneficial ownership of 4.1%), as to which Mr. Mandelbaum holds sole dispositive power.

(c) On the dates indicated the following purchases were made in open market transactions resulting in beneficial ownership of the Shares indicated by Mr. Wight:

Date	Purchaser	Number of Shares	Purchase Price Per Share	Aggregate Purchase Price

February 27, 2009	Children of Mr. Wight	100	$135.90	$13,607.75

March 2, 2009	Children of Mr. Wight	100	$137.00	$13,717.75

March 2, 2009	Children of Mr. Wight	100	$135.00	$13,517.75

March 2, 2009	The Wight Foundation	100	$136.98	$13,715.74

March 3, 2009	Children of Mr. Wight	100	$134.90	$13,507.75

March 3, 2009	Children of Mr. Wight	100	$134.80	$13,497.75

March 3, 2009	The Wight Foundation	500	$133.00	$66,567.75

March 6, 2009	The Wight Foundation	200	$137.99	$27,628.25

March 30, 2009	The Wight Foundation	400	$151.00	$60,455.25

March 30, 2009	The Wight Foundation	100	$153.62	$15,374.50

April 9, 2009	The Wight Foundation	500	$184.82	$92,477.75

On April 24, 2009, Interstate made a pro rata distribution to each of its general partners of an aggregate of 600,000 Shares. On April 24, 2009, Mr. Roth contributed 100,000 Shares to grantor trusts of which he is the trustee.

Other than these transactions, there have been no transactions in the Shares effected by Vornado, the Operating Partnership or Interstate or any of the executive officers or trustees of Vornado or general partners of Interstate or the Operating Partnership in the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: May 7, 2009

INTERSTATE PROPERTIES

By:	/s/ STEVEN ROTH
Steven Roth
General Partner